EXHIBIT 99.2

TotalEnergies to introduce a 100% renewable fuel

at the 24 Hours of Le Mans and at the FIA World

Endurance Championship (WEC)

Le Mans, August 20, 2021 – TotalEnergies is developing a 100% renewable fuel for motorsport competition, to be introduced from next season at the FIA World Endurance Championship (WEC), including the 24 Hours of Le Mans 2022, and at the European Le Mans Series (ELMS).

Competition is a key driver for innovation: the extreme constraints met in endurance racing –race duration and high mileage- are constantly pushing for the development of higher-performance fuels, which however must also address nowadays the new challenges posed by the energy and environmental transition.

This 100% renewable fuel to be offered by TotalEnergies will be produced on bioethanol basis*, made from wine residues from the French agricultural industry, and from ETBE produced at TotalEnergies' Feyzin refinery near Lyon (France) from feedstock also sourced from by the circular economy. This fuel should allow an immediate reduction of at least 65% of the racing cars’ CO2 emissions.

Named “Excellium Racing 100”, this fuel opens a new chapter in the Endurance racing and motorsport energy transition for all the actors involved. It will have all the required qualities for a racing fuel and will meet automakers' requirements, as well as the latest FIA criteria for sustainable fuels, by leveraging the expertise of TotalEnergies Additives and Fuels Solutions. This team has notably designed “Excellium Endurance”, the fuel used this year for the 24 Hours of Le Mans 2021 which already includes 10% of advanced bioethanol.

"Our ambition is to be a major player in the energy transition and to get to net zero carbon emissions by 2050, together with society," declared Patrick Pouyanné, Chairman and CEO of TotalEnergies. "TotalEnergies is supporting its customers and partners in their evolutions, by thus applying its strategy to motorsport: sustainable liquid fuels, electricity, batteries, hybridization, hydrogen... Advanced biofuels have an undeniable part to play in helping the transport sector to reduce its CO2 emissions immediately. This 100% renewable fuel, that will be made available in motor racing as soon as 2022, is a perfect illustration. As we are becoming a broad energy company, the racing track is more than ever an open-air laboratory for TotalEnergies."

Jean Todt, FIA President, said: “Endurance racing, by its nature, has always served as an excellent research and development platform and it is an important milestone to have the FIA World Endurance Championship switching to 100% sustainable fuel. It’s FIA’s major goal to implement sustainable energy sources across its portfolio of motor sport disciplines, thus paving the way in the reduction of CO₂ emission, perfectly reflecting our race-to-road strategy as well as the FIA’s PurposeDriven movement.”

Pierre Fillon, President of the Automobile Club de l’Ouest said: “Increasing awareness of social and environmental matters over the last few years has led the motor racing world to

* This bioethanol or advanced ethanol is an agricultural by-product. It is made from residues from the wine industry, such as wine lees and grape pomace. Following several steps (industrial fermentation, distillation then dehydration), this base is then blended with ETBE (Ethyl Tertio Butyl Ether), itself a byproduct made from ethanol, and with several performance additives issued from the Excellium technology developed by TotalEnergies.

focus deeply on these issues. The 24 Hours of Le Mans has been an experimental playground for innovation ever since the first race in 1923 and this exciting new development is in perfect continuity with our founding principles. Our long-standing partner TotalEnergies channels its expertise into developing sustainable solutions. This new, fully renewable fuel is testament to our wholehearted commitment to CSR. When it comes to sustainable development, we continue to step up to the bar, delivering our promise to play our part in sustainable mobility.”

Frédéric Lequien, FIA WEC & ELMS CEO, commented: “It is extremely encouraging that TotalEnergies is paving the way for others and creating a 100% renewable fuel. I firmly believe that the WEC and ELMS are the ideal playground for TotalEnergies in order to trial its new innovative Excellium Racing 100 fuel. Endurance racing is the ultimate test for all road-related products and we are delighted that TotalEnergies has chosen our championships and Le Mans to help launch this cutting-edge new creation.”

Since 2018, TotalEnergies is the partner and official fuel supplier of the Automobile Club de l’Ouest (A.C.O.), creator and organizer of the 24 Hours of Le Mans. TotalEnergies share common values with the ACO : pioneering spirit and taste for performance. Since their beginning, the 24 Hours of Le Mans are a laboratory for automotive development : security, evolution of motorizations and fuels, aerodynamism, fuels consumption reduction, hybridation…

The forthcoming introduction of a 100% renewable fuel will complete this partnership between TotalEnergies and the ACO in the promotion of new energies. Hydrogen partner of the ACO the H24 Racing team, TotalEnergies a designed and build the first mobile hydrogen filling station, to support Mission H24 in the competition it is engaged in.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Automobile Club de l'Ouest Contact

Jean-Baptiste Schmidt l jb.schmidt@lemans.org l +33 (0)6 12 27 71 01

FIA WEC Contact

Rachel Cavers l r.cavers@fiawec.com l 44 (0)7500 877 304

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